ALPHA GOLD CORP.
410 Donald Street
Coquitlam, British Columbia V3K 3Z8
Phone: 604-939-4083 Fax: 604-939-4981

INFORMATION CIRCULAR
as at July 7, 2008

This Information Circular is furnished in connection with the solicitation of proxies by the management of Alpha Gold Corp. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on August 14, 2008 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to Alpha Gold Corp. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a) completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Pacific Corporate Trust Company, by fax at (604) 689-8144, or by mail or hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b) using a touch-tone phone to transmit voting choices to a toll free number at 1-888-835-8683 and following the instructions of the voice response system by providing the Holder ID and Holder Code located beside your name on the proxy form on the lower left hand side. If the Holder ID and Holder Code are not on the proxy, it will be on the back of the flyer enclosed with this material. Instructions are then conveyed by use of the touchtone selections over the telephone; or

(c) using the internet through the website of Pacific Corporate Trust Company at www.webvote.pctc.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the Holder ID and Holder Code and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The information in this section is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

The Company is taking advantage of those provisions of National Instrument 54-101 of the Canadian Securities Administrators, which permits it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF). These VIFs are to be completed and returned to Pacific Corporate Trust Company in the envelope provided or by facsimile to the number provided in the VIF. In addition, Pacific Corporate Trust Company will provide instructions for voting by either telephone or internet on the VIF itself. Pacific Corporate Trust Company will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs it receives.

This information circular, with related material, is being sent to both registered and non-registered owners of the Common Shares of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary who holds your Common Shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding your Common Shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in your request for voting instructions that you receive.

Beneficial Shareholders who are OBOs should carefully follow the instructions of their broker or intermediary in order to ensure that their Common Shares are voted at the Meeting.

The form of proxy that will be supplied by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge will mail a VIF in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the VIF to represent the Beneficial Shareholder at the Meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, you should enter your own name in the blank space on the VIF provided to you and return the same to your broker in accordance with the instructions provided by your broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send to you a legal proxy which would enable you to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

  executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Pacific Corporate Trust Company or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed July 7, 2008 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are listed on the TSX Venture Exchange (the "TSXV"). The Company is authorized to issue 100,000,000 Common Shares. As of July 7, 2008, there were 36,867,814 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, no persons or corporations beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at July 7, 2008.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at four. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's four nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at July 7, 2008.

Nominee of Nominee; Current Position with the Company; and Province/State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Shares Beneficially Owned or Controlled(1)
George Whatley President, Chief Executive Officer and Director British Columbia, Canada	Self-employed Exploration Consultant; President and Chief Executive Officer of the Company.	Since November 8, 1995	1,259,850(2)
Richard George Whatley Secretary, Chief Financial Officer and Director British Columbia, Canada	Self-employed consulting engineer.	Since December 14, 1989	235,000(3)
Carl Pines Director British Columbia, Canada	Associate Counsel, Owen Bird Law Corporation.	Since October 29, 1999.	400,000(4)
Dr. Claus te Wildt, MBA Ph. D Director Massachusetts, U.S.A.	Investment Director of Fidelity Investments Institutional Services Company, Smithfield, Rhode Island, USA.	Since August 18, 2005	476,470(5)

Notes:

  The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the direct knowledge of the management of the Company and so has been furnished by the respective nominees themselves. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

  George Whatley also holds options to purchase 400,000 Common Shares at an exercise price of $0.40 per Common Share expiring on January 26, 2010.

  Richard George Whatley also holds options to purchase 350,000 Common Shares at an exercise price of $0.40 per Common Share expiring on January 26, 2010.

  Carl Pines also holds options to purchase 100,000 Common Shares at an exercise price of $0.40 per Common Share expiring on January 26, 2010.

  Dr. Claus te Wildt also holds options to purchase 200,000 Common Shares at an exercise price of $0.40 per Common Share expiring on January 26, 2010.

APPOINTMENT OF AUDITOR

DeVisser Gray LLP, Chartered Accountants, 401 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 , will be nominated at the Meeting for appointment as auditor of the Company at a remuneration to be fixed by the directors. DeVisser Gray LLP replaced MacKay LLP as auditor of the Company on June 7, 2007.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators ("NI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the audit committee charter is attached as Schedule "A" to the information circular for the August 16, 2005 annual general meeting and filed on www.sedar.com on July 25, 2005.

Composition of the Audit Committee

The members of the audit committee for the previous year were George Whatley, Richard G. Whatley and Carl Pines. Carl Pines is the Chairman of the audit committee. The members of the audit committee are considered to be financially literate commensurate with the modest size of the Company's financial disclosure issues. The charter contemplates that a majority of the audit committee should be comprised of directors who are independent. Subsequent to the year-end Mr. Claus te Wildt replaced George Whatley on the audit committee bringing the committee into compliance with the Charter.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

George Whatley has many years of practical business experience.

Richard George Whatley is a chemical engineer and a graduate of the University of British Columbia.

Carl Pines has been a Barrister and Solicitor for several years. He has a Bachelor of Laws from the University of British Columbia (1971) and a Bachelor of Science from McGill University (1967). He is currently an Associate Counsel with Owen Bird, Barristers & Solicitors, in Vancouver, British Columbia. He has acted as legal counsel in connection with a number of mining transactions relating to diamonds, tungsten, gold and base metals.

Each member of the audit committee has:

    an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

    experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising individuals engaged in such activities; and

    an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any specific recommendations to the Board to nominate or compensate any auditor other than DeVisser Gray LLP.

Reliance on Certain Exemptions

The Company's auditor, DeVisser Gray LLP, has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The following procedures govern the engagement of non-audit services to be provided by the Company's auditors:

(i) The audit committee will approve once per fiscal year those services which are pre-approved for the fiscal year, and the maximum amounts which may be incurred on such services.

(ii) Additions to the schedule of pre-approved non-audit services may be approved at any time by a majority of the members of audit committee. Any such approvals will be reported by the approving members to the full audit committee at its next meeting.

(iii) Engagement of the external auditors to provide services not on the schedule of pre-approved services, must be approved in advance of the engagement by a majority of the members of the audit committee. Any such pre-approvals will be reported to the full audit committee at its next meeting.

(iv) The Company's auditor is required to provide a letter confirming its independence once per fiscal year.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by DeVisser Gray LLP for the years ended February 28, 2007 and February 28, 2008 to the Company to ensure auditor independence. Fees incurred for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.
Nature of Services	Fees Paid to DeVisser Gray LLP in Year Ended February 28, 2007.	Fees Paid to DeVisser Gray LLP in Year Ended February 28, 2008.
Audit Fees(1)	$14,000(2)	$15,000(2)
Audit-Related Fees(3)	Nil	Nil
Tax Fees(4)	Nil	Nil
All Other Fees(5)	Nil	Nil
Total	$14,000	$15,000

Notes:

  "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

  "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

  "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

  "All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

Corporate governance refers to the policies and structure of the Board of the Company, whose members are elected by and are accountable to the shareholders of the Company. Corporate governance encourages establishing a reasonable degree of independence of the Board from executive management and the adoption of policies to ensure the Board recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The Board facilitates its exercise of independent judgement in carrying out its responsibilities by carefully examining issues and consulting with outside counsel and other advisors in appropriate circumstances. The Board requires management to provide complete and accurate information with respect to the Company's activities and to provide relevant information concerning the industry in which the Company operates in order to identity and manage risks. The Board is responsible for monitoring the Company's officers, who in turn are responsible for the maintenance of internal controls and management information systems.

A majority of the Board is not independent. The independent members of the Board are Carl Pines and Dr. Claus te Wildt. The non-independent directors are George Whatley (President and Chief Executive Officer of the Company) and Richard George Whatley (Secretary and Chief Financial Officer of the Company).

Directorships

None of the directors serve as directors on any other reporting company.

Orientation and Continuing Education

The Board does not have a formal program for orientation of its directors as the Company's operations are relatively modest and a majority of the directors have been involved with the Company's principal mineral project for several years. Accordingly, updating a new director is straightforward.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company. Further, the Company's auditor has full and unrestricted access to the audit committee at all times to discuss the audit of the Company's financial statements and any related findings as to the integrity of the financial reporting process.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. The Company is currently looking for a fifth member of the Board and someone that will be in a position to act as an independent member of the audit committee.

Compensation

The Board determines the compensation for the Chief Executive Officer. The directors receive no cash compensation for acting in their capacity as directors of the Company.

Other Board Committees

The Board has no other committees other than the audit committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year of February 28, 2008 and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years of February 28 is as set out below:

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
George Whatley President and Chief Executive Officer	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	90,000(1) 84,800(2) 69,000(3)	Nil 400,000(5) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Richard George Whatley Secretary and Chief Financial Officer	2008 2007 2006	Nil Nil Nil	Nil Nil Nil	72,000(4) 67,000(4) 64,700(4)	Nil 250,000(5) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

  In fiscal 2008 George Whatley received $70,000 as a fee for administration of the Company's affairs and $20,000 as a fee to manage and supervise the drilling program.

  In fiscal 2007 George Whatley received $60,000 as a fee for administration of the Company's affairs, $20,000 as a fee to manage and supervise the drilling program and $4,800 as a car allowance.

  In fiscal 2006 George Whatley received $60,000 as a fee for administration of the Company's affairs, $9,000 as a fee to manage and supervise the drilling program.

  Richard Whatley received $70,000 for engineering and survey services and $2,000 for car allowance for the most recent year end.

  These options were granted at an exercise price of $0.40 per Common Share with an expiry date of January 26, 2010.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

The Company has in place a stock option plan dated for reference August 16, 2006 (the "Option Plan"). The Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Option Plan is administered by the directors of the Company. The Option Plan is a rolling plan in which 10% of the issued and outstanding Common Shares, at any one time, are reserved for issuance to eligible directors, officers, employees and consultants of the Company or a subsidiary of the Company. All options expire on a date not later than five years after the date of grant of such option. As at the date hereof there are options outstanding to purchase an aggregate of 1,700,000 Common Shares.

No options were granted to the Named Executive Officers during the financial year ended February 28, 2008.

No share options were exercised by the Named Executive Officers during the financial year ended February 28, 2008. At February 28, 2008 the Common Shares of the Company closed at $0.30 per Common Share. The values of outstanding options at the end of such year were as follows:

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
George Whatley	Nil	Nil	400,0000 (Exercisable)/ Nil (Unexercisable)	$108,000/Nil
Richard George Whatley	Nil	Nil	350,000 (Exercisable)/ Nil (Unexercisable)	$67,500/Nil

No options were amended during the year ended February 28, 2008.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's Responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the Option Plan.

The following table sets out equity compensation plan information as at the end of the financial year ended February 28, 2008.

Equity Compensation Plan Information
	Number of securities to be issued upon exercise of outstanding options.	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Option Plan)	1,700,000	$0.40	2,186,781
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,700,000	$0.40	2,186,781

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of February 28, 2008 or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended February 28, 2008, or has any interest in any material transaction in the current year other than as set out herein and other material disclosed to the public.

During the year ended February 28, 2008, the Company paid fees of $160,000 (2007 - $147,000) for contract negotiation, property investigation, property acquisition, site investigation and management of field programs, $8,900 (2007 - $8,550) for secretarial and bookkeeping services, $6,000 (2007 - $6,000) for office rental, and $2,000 (2007 - $4,800) for car rental to directors of the Company or companies controlled by directors of the Company.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Annual Reconfirmation of Stock Option Plan

A number of Common Shares equal to ten (10%) percent of the issued and outstanding Common Shares in the capital of the Company from time to time are reserved for the issuance of stock options pursuant to the Company's share option plan dated August 16, 2006 (the "Option Plan"). The Option Plan provides that the terms of the options and the option price may be fixed by the directors subject to the price restrictions and other requirements of the TSXV. The Option Plan also provides that no option may be granted to any person except upon the recommendation of the Board, and only directors, officers, employees, consultants and other key personnel of the Company or any subsidiary may receive options. Options granted under the Option Plan may not be exercisable for a period longer than five (5) years and the exercise price must be paid in full upon exercise of the option.

Under the rules of the TSXV, listed companies with stock option plans that reserve a percentage of the issued and outstanding voting securities in the capital stock of the listed company from time to time for the issuance of options pursuant to the listed company's stock option plan, must have that plan approved at each annual general meeting of the shareholders of the listed company. Further, the TSXV requires all listed companies to have a stock option plan if the listed company intends to grant any options. A copy of the Option Plan will be available for inspection at the Meeting. A shareholder may also obtain a copy of the Option Plan by contacting the Company.

At the Meeting, shareholders will be asked to vote on the following ordinary resolution, with or without variation:

"Resolved that the Company's share option plan dated for reference August 16, 2006 be ratified and approved for a further one year period."

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

The board of directors recommends that you vote in favour of the above resolution.

ADDITIONAL INFORMATION

Financial information is provided in the audited financial statements of the Company for the year ended February 28, 2008, report of the auditor and in the related management discussion and analysis and filed on www.Sedar.com. on June 30, 2008.

Additional information relating to the Company is filed on www.Sedar.com and is available upon request from the Company's Secretary at 410 Donald Street, Coquitlam, British Columbia V3K 3Z8. Telephone: 604-939-4083 or Fax: 604-939-4981. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security older of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Coquitlam, British Columbia, July 14, 2008.

BY ORDER OF THE BOARD

"George Whatley"

George Whatley

President and Chief Executive Officer